DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863
April 23, 2024 VIA EDGAR

John Kernan
Staff Accountant
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
Re:	Starboard Investment Trust (the “Trust”); File Nos. 333-159484 and 811-22298
Dear Mr. Kernan:
On April 11, 2024, you provided comments by telephone to Tanya Boyle to the annual report for the period ended September 30, 2023 of the Sector Rotation Fund, a series of the Trust (the “Fund”). Please find below a summary of those comments and the Trust's responses, which the Trust has authorized DLA Piper LLP to make on behalf of the Trust.
Comment 1. Follow up comment from 2021 – The Fund’s response in correspondence to staff’s 2021 SOX comments confirmed that the Fund was incorrectly identified as non-diversified in the annual report. The disclosure still refers to the Fund as non-diversified; please correct the disclosure.
Response. The Fund will correct the error going forward.
Comment 2. In the Statement of Operations, in the disclosure regarding realized gains associated with other investment companies, please disclose the distributions of realized gains by other investment companies, if any, separately when disclosing realized gains of investments (see Reg S-X 607-70).
Response. Going forward, the Fund will disclose the distributions of realized gains by other investment companies, if any, separately when disclosing realized gains of investments in the Statement of Operations.
Comment 3. In the Schedule of Investments, in the disclosure regarding money market sweep options, please prospectively disclose the class of shares held of money market funds of part of the title of the issue (see Reg S-X 12-12).
Response. Going forward, the Fund will disclose the class of shares held of money market funds of part of the title of the issue in the Schedule of Investments.
If you have any questions or comments, please contact the undersigned at 404-736-7863.  Thank you in advance for your consideration.
Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle